

June 21, 2016

<u>Via E-mail</u>
Virginia M. Rometty
Chairman of the Board, President and
       Chief Executive Officer
International Business Machines Corporation
Armonk, New York 10504

      Re: **International Business Machines Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 23, 2016
              File No. 1-02360

Dear Ms. Rometty:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1. On your website you identify Sudan as a country from which you accept requests for technical support. As you are aware, Sudan is designated as a state sponsor of terrorism by the State Department and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include information about contacts with Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan, whether through direct or indirect arrangements, since your letter to us dated September 10, 2012. You should describe any products, technologies, technical support or services you have provided into Sudan, directly or indirectly, and any agreements, arrangements or other contacts with the government of Sudan or entities it controls.

2. You stated in the referenced letter that you had no plans to pursue business activities in Sudan or Syria while they remain subject to U.S. economic sanctions. Please tell us

whether this is still the case regarding Syria. If you have engaged in, or plan to engage in, business activities in Syria since your letter, please provide us the same information about your contacts with Syria as we request above regarding any contacts with Sudan.

3. Please discuss for us the materiality of any contacts with Sudan and Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Please discuss for us the materiality of any contacts with Sudan and Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
        Assistant Director
        Division of Corporation Finance